UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                             -------------------
                            NOTIFICATION OF LATE FILING       SEC FILE NUMBER:
                                                                  001-14804
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(Check One): |_| Form 10-K |X| Form 20-F |_| Form 11-K
             |_| Form 10-Q |_| Form N-SAR


               For Period Ended: December 31, 2003
                                -------------------

               [  ] Transition Report on Form 10-K
               [  ] Transition Report on Form 20-F
               [  ] Transition Report on Form 11-K
               [  ] Transition Report on Form 10-Q
               [  ] Transition Report on Form N-SAR

               For the Transition Period Ended:_______________________________

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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:     not applicable
                                              ----------------------------------
PART I -- REGISTRANT INFORMATION

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Full Name of Registrant:
                                     OAO TATNEFT
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Former Name if Applicable:

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Address of Principal Executive Office (Street and Number)
                                 75 Lenin Street
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City, State and Zip Code
                      Almetyevsk, Tatarstan, Russia, 423450
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



PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
             (b)  The subject annual report, semi-annual report, transition
  [ ] report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

In the course of the audit of the annual financial statements of OAO Tatneft for the year ended December 31, 2003, the auditor, Ernst & Young, noted certain matters involving the system of internal control and its operation relating to the timely and accurate capture and recording of transactions in accordance with U.S. GAAP, that it considered to be material weaknesses. As a result of these weaknesses, the auditor extended the scope of its audit procedures. When the auditor extended the scope of its procedures in this way, it identified certain unusual transactions the nature of which and the business purpose for which were not apparent. The auditor believes that it has not received sufficient audit evidence to audit these transactions and, therefore, complete the audit of the annual financial statements of OAO Tatneft for the year ended December 31, 2003 prepared under U.S. GAAP. Following the recommendation of the auditor, and with a view to complete the audit of the annual financial statements of OAO Tatneft for the year ended December 31, 2003, the audit committee of the board of directors of OAO Tatneft has resolved to engage legal counsel to review the transactions in question. OAO Tatneft does not believe this review, and thus the audit of its annual financial statements under U.S. GAAP, will be completed by June 30, 2004, or July 15, 2004.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        (Name)                   (Area Code)            (Telephone Number)
    Vasily Mozgovoi                +7 095                   937 55 33

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                  |X| Yes  |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  |_| Yes  |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                   AO TATNEFT
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  June 30, 2004           By:      /s/ Vladimir P. Lavushchenko
                                  ---------------------------------------------
                                  Name: Vladimir P. Lavushchenko
                                  Title: Deputy General Director for Economics,
                                    Chairman of the Disclosure Committee